07023808

OMV Investor News

May 11, 2007

Petrol Ofisi settles tax claim – OMV to be indemnified

Petrol Ofisi, Turkey's leading company in the retail and commercial business, in which OMV acquired a 34% stake in 2006, agreed to settle the tax claim for the period 2002 until Q1/06 related to a transaction in 2002 (merger of IS-Dogan into Petrol Ofisi) with the Turkish Tax Authority.

To terminate the ongoing tax reconciliation it was agreed with the Turkish Tax Authorities that Petrol Ofisi will pay a settlement in the amount of approximately USD 205 mn (YTL 275.3 mn) which includes also interest payment within 30 days.

Dogan, Petrol Ofisi's largest shareholder and seller to OMV of its 34% stake, has agreed in the Shareholders' and Share Purchase Agreement to indemnify OMV for tax and related damages arising out of this transaction.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 14 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 47 bcm of natural gas annually to countries such as Germany and Italy. Sales volumes of gas amount to 14.11 bcm. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approximately 1.3 billion boe, daily production of around 324,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has 2,540 filling stations in 13 countries. The market share of the group in the Marketing business in the Danube region is now 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

In June 2006, OMV has established the OMV Future Energy Fund, a wholly owned subsidiary to support projects in renewable energy with more than EUR 100 Mio to initiate the change from a pure oil and gas group to an energy group with renewable energy in its portfolio.

Dlw 5/24

Move & More. OMV

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–March 2007** on May 16, 2007

END

Move & More. OMV